SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.[__])*

Nabors Industries Ltd.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

G6359F103
(CUSIP Number)

Marc Weingarten and David E. Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 22, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 10 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6359F103	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Pamplona Capital Management LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,602,322
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,602,322
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 25,602,322
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON PN; IA

CUSIP No. G6359F103	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Pamplona Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,602,322
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,602,322
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 25,602,322
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. G6359F103	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Pamplona Capital Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,602,322
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,602,322
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 25,602,322
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G6359F103	SCHEDULE 13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Alexander M. Knaster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 1,400,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,400,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,400,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G6359F103	SCHEDULE 13D	Page 6 of 10 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.001 per share (the "Common Stock") of Nabors Industries Ltd., a Bermuda exempted company (the "Issuer").  The address of the Issuer's principal executive office is Crown House, Second Floor, 4 Par-la-Ville Road, Hamilton, HM08, Bermuda.  Certain of the shares of Common Stock reported herein were previously reported by the Reporting Persons on a Schedule 13G filed on August 13, 2012.

Item 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed by Pamplona Capital Partners III, L.P. (the "Fund"), a Cayman Islands limited partnership, with respect to the Common Stock beneficially held by it by virtue of its indirect ownership of PHM Investment (USD) 1 Sarl ("PHM Investment"), the direct owner of such Common Stock;

Pamplona Capital Management LLP, a United Kingdom limited liability partnership ("UK Manager"), which serves as an investment manager to the Fund, with respect to the Common Stock beneficially held by the Fund;

Pamplona Capital Management LLC, a Delaware limited liability company ("US Manager"), which serves as an investment manager to the Fund, with respect to the Common Stock beneficially held by the Fund; and

Alexander M. Knaster ("Mr. Knaster"), Founder, Chairman and Chief Executive Officer of UK Manager, solely with respect to the Common Stock directly held by him.  Mr. Knaster and Mr. John C. Halsted are the principals of UK Manager.

Mr. Knaster hereby expressly disclaims beneficial ownership of the 25,602,322 shares of Common Stock beneficially owned by each of UK Manager, US Manager and the Fund.  Each of UK Manager, US Manager and the Fund hereby expressly disclaims beneficial ownership of the 1,400,000 shares held directly by Mr. Knaster.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons".  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business office of the Fund is:

94 Solaris Avenue
Camana Bay, P.O. Box 1348
Grand Cayman KY1-1108
Cayman Islands

The address of the principal business office of UK Manager and Mr. Knaster is:

25 Park Lane
London, W1K 1RA
United Kingdom

CUSIP No. G6359F103	SCHEDULE 13D	Page 7 of 10 Pages

The address of the principal business office of US Manager is:

375 Park Avenue
23rd Floor
New York, NY 10152

(c)  The principal business of the Fund is to invest long-term capital across the capital structure in both public and private market situations.  The principal business of UK Manager and US Manager is to serve as investment managers to the Fund.  Mr. Knaster is primarily engaged in the business of investment management.

(d) None of the Reporting Persons, nor any of their directors, executive officers or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, nor any of their directors, executive officers or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Knaster is a citizen of the United Kingdom.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used approximately $387,511,397 (including brokerage commissions) in the aggregate to purchase the Common Stock reported in this Schedule 13D.  The source of the funds used to acquire the Common Stock reported herein by the Fund was the working capital of the Fund.  On October 5, 2012, PHM Investment, as Borrower, entered into a secured Margin Loan Facility Agreement with Bank of America, N.A. London Branch as Lender and Merrill Lynch International as custodian and calculation agent, as amended from time to time (the "Margin Loan Facility Agreement"), relating to the shares of Common Stock held by the Fund, and providing gross proceeds of $120 million.  The maturity date under the Margin Loan Facility Agreement is the earlier of (i) October 5, 2015 and (ii) the occurrence and continuation of certain lender termination events or the occurrence of certain events that require PHM Investment to prepay the loans in full.

The source of the funds used to acquire the Common Stock reported herein by Mr. Knaster was the personal funds of Mr. Knaster for the shares of Common Stock held by him.

CUSIP No. G6359F103	SCHEDULE 13D	Page 8 of 10 Pages

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons initially acquired beneficial ownership of the Common Stock of the Issuer for investment purposes because they believed the Issuer's Common Stock represented an attractive investment opportunity.  The Reporting Persons have become increasingly concerned about the underperformance of the Common Stock relative to its peer group and the market, the Issuer's problems experienced with achieving various aspects of its strategic plan and its declining market share.  The Reporting Persons have substantial experience in the Issuer’s lines of business and have had constructive discussions with the Issuer's management.  The Reporting Persons believe they have valuable insights to contribute to the development of the business and intend to have further discussions with management, the Board of Directors of the Issuer, other shareholders of the Issuer and other relevant parties relating to the Issuer's business, operations, strategy, future plans, corporate governance and related matters.

Depending upon, among other things, the outcome of the discussions referenced above, current and anticipated future trading prices for the shares of Common Stock, the financial condition, results of operations and prospects of the Issuer and its businesses, other investment opportunities available to the Reporting Persons, conditions in the securities markets, general economic conditions and other factors that the Reporting Persons deem relevant, the Reporting Persons may from time to time acquire additional shares of Common Stock or sell shares of Common Stock in the open market, in privately negotiated transactions or otherwise, and may take such other actions with respect to their investment in the Issuer as they may deem appropriate, including, without limitation, changing their intention with respect to any of the matters enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

As of the close of business on January 22, 2013, (i) UK Manager, US Manager and the Fund are deemed to be the beneficial owners of 25,602,322 shares of Common Stock, constituting approximately 8.8% of the Issuer's outstanding Common Stock, and (ii) Mr. Knaster is deemed to be the beneficial owner of 1,400,000 shares of Common Stock, constituting approximately 0.5% of the Issuer's outstanding Common Stock.  Collectively, the Reporting Persons may be deemed the beneficial owners of an aggregate of 27,002,322 shares of Common Stock, constituting approximately 9.3% of the Issuer's outstanding Common Stock.  The aggregate number and percentage of shares of Common Stock reported herein are based upon the 290,383,841 shares of Common Stock outstanding as of October 31, 2012, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2012, filed with the Securities and Exchange Commission on November 2, 2012.

UK Manager, US Manager and the Fund have shared power to vote and direct the disposition of the 25,602,322 shares of Common Stock reported herein as owned by the Fund.  Mr. Knaster has sole power to vote and direct the disposition of the 1,400,000 shares of Common Stock reported herein as owned by him.

(c) The Reporting Persons did not effect any transactions with respect to the shares of Common Stock during the past 60 days.

(d) No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares that may be deemed beneficially owned by any Reporting Person.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons have entered into a joint filing agreement, filed as Exhibit 1 hereto.

PHM Investment, as Borrower, has entered into a Margin Loan Facility Agreement, dated October 5, 2012, with Bank of America, N.A., London Branch as Lender and Merrill Lynch International as custodian and calculation agent, described in Item 3 above.

Other than as described in this Item 6, the joint filing agreement attached as Exhibit 1 hereto and the Margin Loan Facility Agreement described in Item 3 above, the Reporting Persons have no contracts, arrangements, understandings or relationships with any persons with respect to securities of the Issuer.

CUSIP No. G6359F103	SCHEDULE 13D	Page 9 of 10 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
1	Joint Filing Agreement, dated January 22, 2013

CUSIP No. G6359F103	SCHEDULE 13D	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 22, 2013

PAMPLONA CAPITAL PARTNERS III, L.P.
By:	Pamplona Capital Management, LLP, its investment manager

By:	/s/ Kevin O'Flaherty
Name: Kevin O'Flaherty Title: Chief Financial Officer

PAMPLONA CAPITAL MANAGEMENT, LLP

By:	/s/ Kevin O'Flaherty
Name: Kevin O'Flaherty Title: Chief Financial Officer

PAMPLONA CAPITAL MANAGEMENT, LLC

By:	/s/ Brian Ratzan
Name: Brian Ratzan Title: Head of U.S. Private Equity

/s/ Alexander M. Knaster
Alexander M. Knaster